INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 28, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) Registration Statement on Form N-14 (File No. 333-249029)

Ladies and Gentlemen:

This letter summarizes the additional comments provided to me by Mr. David Orlic and Ms. Christina Fettig DiAngelo of the staff of the Securities and Exchange Commission (the “Commission”) on October 28, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund (each, an “Acquired Fund” and together, the “Acquired Funds”), each a series of Managed Portfolio Series, into Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund, each a series of the Registrant (each, an “Acquiring Fund” and together, the “Acquiring Funds”).

Responses to all of the comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Acquiring Funds’ Form N-14 registration statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Questions & Answers

1.	With respect to the question “Who will benefit from the Reorganization?”, the answer states “[i]n addition, Securian AM will receive payments from Liberty Street, which will be made by Liberty Street from its own resources and not by the Acquiring Funds or their shareholders, for a period of three years after the completion of the Reorganizations in recognition of the consent and assistance of Securian AM with respect to the Reorganizations and for efforts by Securian AM to maintain and service relationships with shareholders of the Acquired Funds after completion of the Reorganizations.” This appears to be a sale of an interest in Securian AM, the investment advisor for the Acquired Funds, and a transfer of the advisor’s business to Liberty Street and therefore, the provisions of Section 15(f) would need to be met.

Response: Liberty Street is not acquiring or receiving any interest in Securian AM, the investment adviser to the Acquired Funds. Securian AM will receive payments from Liberty Street, which will be made by Liberty Street from its own resources and not by the Acquiring Funds or their shareholders, for a period of three years after the completion of the Reorganizations in recognition of the consent and assistance of Securian AM with respect to the Reorganizations and for efforts by Securian AM to maintain and service relationships with shareholders of the Acquired Funds after completion of the Reorganizations. There is no transfer of Securian AM’s investment advisory business to Liberty Street and Securian AM will continue to operate as an independent registered investment adviser even if the Reorganizations do not occur. Because there is no sale of an investment adviser nor an assignment of an investment advisory agreement, the Registrant does not believe Section 15(f) is applicable.

The Registrant has revised the Q&A response to clarify that Securian AM will continue to operate as an independent registered investment adviser following the Reorganization:

Question: Who will benefit from the Reorganization?

Answer: If shareholders approve the Reorganization, Liberty Street will replace Securian AM as investment advisor and Liberty Street will receive investment advisory fees for serving as the investment advisor of the Acquiring Funds. Following the Reorganization, Securian AM will continue to operate as an independent registered investment advisor and will serve as sub-advisor providing ~~and provid~~e the day-to-day portfolio management of the Acquiring Funds. Securian AM will receive fees for serving as the investment sub-advisor, which are paid by Liberty Street and not the Acquiring Funds. In addition, Securian AM will receive payments from Liberty Street, which will be made by Liberty Street from its own resources and not by the Acquiring Funds or their shareholders, for a period of three years after the completion of the Reorganizations in recognition of the consent and assistance of Securian AM with respect to the Reorganizations and for efforts by Securian AM to maintain and service relationships with shareholders of the Acquired Funds after completion of the Reorganizations. In addition, Liberty Street’s affiliated broker-dealer, HRC Fund Associates, LLC (“HRC”), may be deemed to have an interest in the Reorganizations because it will market the Acquiring Funds’ shares pursuant to a marketing agreement with Liberty Street. Pursuant to the marketing agreement, Liberty Street pays HRC out of its own resources and without additional cost to the Acquiring Funds or their shareholders.

2.	On page viii, in the question “Who is paying for expenses related to the Special Meeting and the Reorganization?” please disclose that Liberty Street Advisors, Inc. and Securian AM shall bear the costs and expenses incurred in connection with the Reorganization even if the Reorganization is not consummated, consistent with Article 9.1 of the Agreement and Plan of Reorganization. In addition, the phrase “except if and to the extent that Liberty Street’s and Securian AM’s payment of those costs would result in adverse tax consequences” does not appear in other sections of the Registration Statement where the costs of the reorganization are discussed. Please explain who would pay the expenses incurred in connection with the Reorganizations if any adverse tax consequences were to occur.

Response: The Registrant confirms that Liberty Street and Securian AM will pay all costs associated in connection with the Reorganizations even if the Reorganization is not consummated. Both the Acquired Funds and the Acquiring Funds will not bear any costs associated with the Reorganizations. It is not expected that costs in connection with a Reorganization will be borne by any persons other than Liberty Street and Securian AM. Since neither the Funds nor the shareholders will bear any costs with respect to the Reorganization, it is not expected for there to be any adverse tax consequences to the Fund or its shareholders. Therefore, the phrase “except if and to the extent that Liberty Street’s and Securian AM’s payment of those costs would result in adverse tax consequences” has been removed.

The Registrant has revised the Q&A response as follows:

Answer: Whether or not a Reorganization is consummated, Liberty Street and Securian AM will pay all costs in connection with each Reorganization, including the costs relating to the Special Meeting and the Proxy Statement~~, except if and to the extent that Liberty Street’s and Securian AM’s payment of those costs would prevent a Fund from being treated as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”), would cause shareholders to recognize income or gain, or would prevent the Reorganization from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code~~. It is not expected that costs in connection with a Reorganization will be borne by any persons other than Liberty Street and Securian AM. The Acquired Funds and the Acquiring Funds will not incur any expenses in connection with the Reorganizations.

3.	On page iii, in the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?”, please revise the total annual fund operating expenses before waivers for Acquired Securian AM Balanced Stabilization Fund to reflect 0.92% rather than 0.95%.

Response: The Registrant has revised the table with respect to the Acquired Securian AM Balanced Stabilization Fund as follows:

	Acquired Securian AM Balanced Stabilization Fund	Acquiring Securian AM Balanced Stabilization Fund
Advisory fee	0.55%	0.70%
Total annual fund operating expenses before waivers	0.92%	1.07%
Total annual fund operating expenses after waivers[1,2]	0.61%	1.01%

[1]	Securian AM has contractually agreed to waive its management fees and pay the Acquired Fund’s expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions and extraordinary expenses) of each of the Acquired Securian AM Balanced Stabilization Fund, Acquired Securian AM Equity Stabilization Fund and Acquired Securian AM Real Asset Income Fund do not exceed 0.55%, 0.55% and 0.75%, respectively, of the average daily net assets of each Acquired Fund’s Institutional Class shares. Fees waived and expenses paid by Securian AM may be recouped by Securian AM for a period of 36 months following the month during which such fee waiver and/or expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. The operating expenses limitation agreement is indefinite but cannot be terminated through at least December 29, 2020. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Managed Portfolio Series Board or Securian AM.

[2]	Liberty Street has contractually agreed to waive its fees and/or pay ~~for~~ the Acquiring Fund’s operating expenses to the extent necessary to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) of each Acquiring Fund do not exceed 0.95% of the average daily net assets of the Acquiring Fund’s Institutional Class shares. This agreement is effective until December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees. Liberty Street is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to an Acquiring Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from an Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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